Exhibit 99.1

Vimicro Announces Unaudited Second-Quarter 2014 Financial Results

Second-Quarter 2014 Financial Highlights

• Second-quarter revenues of $24.0 million more than doubled year-over-year, up 116.7%

• Gross Margin at 37.8%, as compared to 37.5% year over year, and 33.7% quarter over quarter

• Non-GAAP net income of $2.8 million, as compared to non-GAAP net loss of $5.5 million year over year, and non-GAAP net loss of $3.3 million quarter over quarter

• Non-GAAP diluted EPS at $0.10 per ADS reported for the quarter

BEIJING, Aug. 26, 2014 /PRNewswire/ — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, today announced financial results for the second quarter ended June 30, 2014.

Second-Quarter 2014 Results

Net revenue in the second quarter of 2014 was $24.0 million, as compared to net revenue of $11.1 million in the year-ago quarter and $16.4 million in the first quarter of 2014. Surveillance revenues were $20.1 million in the second quarter, representing 83.7% of total revenues and up 272.4% year over year. Gross profit in the second quarter was $9.1 million, as compared with $4.2 million in the year-ago quarter and $5.5 million in the first quarter of 2014. The gross margin in the second quarter was 37.8%, as compared to 37.5% in the year-ago quarter and 33.7% in the first quarter of 2014.

Operating expenses in the second quarter were $10.3 million, as compared to $10 million in the year-ago quarter and $8.6 million quarter over quarter. There were two one-time adjustments made to research and development and general administrative expenses in the second quarter: one was $2.5 million recovery of previously expensed purchased equipment from R&D expenses into finished goods for sale; the other was $3 million provision made for doubtful accounts of accounts receivable. Research and development expenses were $1.8 million for the quarter given the $2.5 million adjustment, as compared to $3.9 million in Q1. General and administrative expenses were $6.1 million in the second quarter including provision for doubtful accounts made, as compared to $2.4 million in Q1. Operating loss was $1.2 million in the quarter, as compared to the operating loss of $5.9 million in the year-ago quarter and the operating loss of $3.1 million quarter over quarter.

The company reported a gain on disposal of equity interest of Vimicro Shenzhen for $1.3 million for the quarter. Due to increased video surveillance business at our joint venture, Zhongtianxin, in Shanxi Province, the company reported $1.8 million equity in profit of an equity investee for the quarter.

In the second quarter of 2014, non-GAAP net income attributable to Vimicro International Corporation was $2.8 million, or approximately $0.10 per ADS on a diluted basis, as compared to a non-GAAP net loss attributable to Vimicro of $5.5 million, or $0.19 per diluted ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro International Corporation in the second quarter of 2014 and the year-ago quarter excludes $0.1 million and $0.1 million of non-cash, share-based compensation, respectively. GAAP net income attributable to Vimicro in the second quarter was $2.7 million, or $0.10 per diluted ADS, as compared to net loss from continuing operations of approximately $5.7 million, or $0.2 per diluted ADS, in the year-ago quarter.

Balance Sheet

As of June 30, 2014, the Company had cash and cash equivalents of approximately $22.4 million and restricted cash of $0.02 million, totaling $22.5 million. Total current assets were approximately $108.9 million, and Vimicro had working capital of approximately $54.4 million and $29.2 million of long-term bank loans and liabilities on its balance sheet, as of June 30, 2014.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “We are very pleased to report a solid financial and operational result for the second quarter. We achieved significant quarterly revenue growth of more than 100% year-over-year, and turned profitable with meaningful net profit reported for the quarter, which further demonstrates continued strong growth in our video surveillance business. With the increasing number of SVAC adoption orders, continued penetration into existing geographic bases and expansion of our SVAC adoption into new territories and industries, we have begun seeing our strong execution and right strategy reflected in our financials in the second quarter. Vimicro is benefiting from China’s mega-trend of expedited adoption of domestic IT technology and national standard. We are seeing greater demand for video surveillance products due to ever greater concerns and priority placed on public security by the government in the wake of recent events. We are fully committed to continuous enhancement of our competency and competitiveness by investing in research and development of core chip and algorithm technology for video surveillance market. As a co-leading developer of SVAC national video surveillance standard and the only proven provider of SVAC-compliant technology and solution, Vimicro will capitalize on its first-mover advantages to further establish itself in China’s robust video surveillance market.

Recent Events:

• Contract win of Wanbolin District SVAC-compliant Video Surveillance Project valued at $5 million and the two contract wins totaled $14.2 million to supply 31-Street Traffic Control Video Surveillance Projects in Taiyuan City of Shanxi Province;

• Contract win to supply SVAC-compliant video surveillance products and systems to Handan City of Hebei Province at $3.7 million;

• Two contract wins to supply SVAC-compliant video surveillance products and systems to Maoming City in Guangdong Province and Lanzhou City in Gansu Province, with estimated aggregated contract value of $4.8 million;

• In order to focus more on video surveillance business, Raymond Zhang, CTO of Vimicro, took over the overall management of IC design, which was previously managed by Jun Zhu, Senior Vice President of IC Design, who retired from the company in August.

Business Outlook

For the third quarter of 2014, the Company continues to expect total revenues of $25 million to $27 million.

Conference Call Information

The Company will host the conference call at 8:30 a.m. (U.S. Eastern Daylight Time) / 5:30 a.m. (U.S. Pacific Daylight Time) / 8:30 p.m. (Beijing / Hong Kong time) on Wednesday, August 27, 2014 to discuss the Company’s second-quarter 2014 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time. The conference call ID number is 2192998.

4001 200 539 (Mainland China)
+852 5808 3202 (Hong Kong)
1855 298 3404 (United States)
+1 631 5142 526 (US-New York)
+65 6823 2299 (Singapore/International)

If you are unable to participate in the call at this time, a replay will be available starting at 12:30 p.m. Eastern Daylight Time on Wednesday, August 27, 2014, through 11:59 a.m. Eastern Daylight Time on Wednesday, September 3, 2014. To access the replay, dial 4001 842 240 (China) or 1866 846 0868 (United States). The replay call ID number is 2192998.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://www.media-server.com/m/p/9mxqbn66. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from continuing operations, non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.1528 to $1.00 on June 30, 2014.

Contact:

Vimicro International Corporation
Ms. Daisy Wang, IR Manager

Phone: +8610-5884-8898 Ext: 3036
E-mail: ir@vimicro.com

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	June 30,	March 31,
	2014	2014
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	22,445	23,423
Restricted cash	20	584
Accounts and notes receivable, net of provision for doubtful accounts of $2,322 and $5,742 as of March 31, 2013, and June 30, 2014 respectively	18,767	23,038
Amounts due from related parties, net of provision for doubtful accounts of $2,136 and $2,136 as of March 31, 2013, and June 30, 2014, respectively	40,093	34,879
Inventories, net	18,789	13,044
Prepayments and other current assets, net of provision for doubtful accounts of $426 and $426 as of March 31, 2013 and June 30, 2014, respectively	8,829	10,554
Total current assets	108,943	105,522
Investments in an equity investee	4,163	2,910
Property, equipment and software, net	28,003	27,166
Land use rights	15,291	15,336
Other assets	1,673	2,004
Total assets	158,073	152,938

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	26,148	24,179
Amounts due to related parties	6,302	6,886
Taxes payable	8,334	7,223
Advances from customers	3,656	212
Accrued expenses and other current liabilities	4,529	6,317
Deferred government grant	5,537	5,607
Total current liabilities	54,506	50,424
Deferred government grant-non current	1,497	1,497
Deferred tax liabilities	14	14
Product warranty	1,644	1,327
Long-term bank loan	13,002	13,004
Other long-term liabilities	13,002	13,004
Total liabilities	83,665	79,270
Equity
Ordinary shares,$0.0001 par value, 500,000,000 shares authorized, 157,630,477 shares issued and 95,224,739 shares outstanding as of March 31 31,2013 and 158,288,809 shares issued and 95,883,071 shares outstanding as of June 30, 2014	14	14
Additional paid-in capital	153,844	154,240
Treasury stock at cost, 43,873,952 shares as of March 31, 2013 and 43,215,620 shares as of June 30, 2014	(16,377)	(16,948)
Accumulated other comprehensive income	10,122	11,407
Accumulated deficit	(92,426)	(95,133)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	57,959	56,362
Noncontrolling interest	16,449	17,306
Total equity	74,408	73,668
Total liabilities and equity	158,073	152,938

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenue	24,033	11,091	40,441	18,945
Cost of revenue	(14,942)	(6,929)	(25,828)	(13,203)
Gross profit	9,091	4,162	14,613	5,742

Operating expenses:
Research and development, net	(1,781)	(4,004)	(5,635)	(5,186)
Selling and marketing	(2,436)	(2,661)	(4,793)	(4,672)
General and administrative	(6,055)	(3,349)	(8,485)	(5,653)
Total operating expenses:	(10,272)	(10,014)	(18,913)	(15,511)
Loss from operations:	(1,181)	(5,852)	(4,300)	(9,769)
Other income:
Interest income, net	(34)	—	(35)	35
Foreign exchange gain/(loss), net	(23)	587	(515)	623
Gain on disposal of marketable equity securities	1,319	—	1,319	—
Gain on disposal of equity interest	1	—	1	—
Other, net	0	9	72	10
Income/ (loss) before income taxes and equity in profit / (loss) of an equity investee:	82	(5,256)	(3,458)	(9,101)
Income tax (expense) / benefit	—	(100)	(208)	—
Income/ Loss before equity in profit / (loss) of an equity investee	82	(5,356)	(3,666)	(9,101)
Equity in profit / (loss) of an equity investee, net of tax	1,768	(239)	2,137	(324)
Net income/ (loss)	1,850	(5,595)	(1,529)	(9,425)
Net loss /(income) attributable to noncontrolling interest	(857)	65	(771)	(1,322)
Net income/ (loss) attributable to Vimicro International Corporation	2,707	(5,660)	(758)	(8,103)
Income/ (loss) per share
Basic	0.03	(0.05)	(0.01)	(0.07)
Diluted	0.02	(0.05)	(0.01)	(0.07)
Income/ (loss) per ADS
Basic	0.11	(0.20)	(0.03)	(0.28)
Diluted	0.10	(0.20)	(0.03)	(0.28)
Weighted average number of ordinary shares Outstanding
Basic	95,319,165	114,809,296	95,716,466	115,118,663
Diluted	112,341,075	114,809,296	95,716,466	115,118,663
Weighted average number of ADS outstanding
Basic	23,829,791	28,702,324	23,929,117	28,779,666
Diluted	28,085,269	28,702,324	23,929,117	28,779,666
Other comprehensive income/ (loss), net of tax
Foreign currency translation adjustment, net of tax of nil	(659)	283	(480)	399
Other comprehensive income, net of tax	(659)	283	(480)	399
Comprehensive income/ (loss)	1,191	(5,312)	(2,009)	(9,026)
Comprehensive loss/(income) attributable to noncontrolling interest	(231)	279	8	(1,065)
Comprehensive income/ (loss) attributable to Vimicro International Corporation	1,422	(5,591)	(2,017)	(7,961)
Components of share-based compensation expenses are included in the following expense captions
Research and development, net	(34)	(56)	(94)	(151)
Selling and marketing	(18)	(20)	(37)	(44)
General and administrative	(70)	(72)	(157)	(157)

Total	(122)	(148)	(288)	(352)